VIA EDGAR

April 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	Rumble Inc.

Form 10-K for the year ended December 31, 2024

File No. 001-40079

Ladies and Gentlemen:

On behalf of our client, Rumble Inc. (the “Company”), we submit this letter in response to the comment letter, dated April 10, 2025 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Form 10-K for the year needed December 31 2024 as filed by the Company on March 25, 2025 (the “Form 10-K”). We are concurrently submitting this letter via EDGAR.

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 10-K.

Form 10-K for the year ended December 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 43

1.	You state in your risk factors that an important aspect of your success is your ability to provide users with engaging content and if users do not continue to contribute engaging content, your user growth, retention and engagement may decline, which could impair your ability to maintain relationships with your advertisers or attract new advertisers, which may seriously harm your business and operating results. We note you previously provided a measure of estimated minutes watched per month (MWPM) that you used as a “measure of audience engagement to help [you] understand the volume of users engaged with [y]our content on a monthly basis and the intensity of users’ engagement with the platform.” You also previously disclosed hours of uploaded video per day to “help [you] understand the volume of content being created and uploaded to [you] on a daily basis.” Considering the success of your business appears to be impacted by your users engaging with your content, please tell us why you stopped providing these two measures. Explain what measures management currently uses to monitor content creation and engagement, and tell us your consideration to include a quantified discussion of such measures for each period presented. Refer to SEC Release No. 33-10751.

Response: The Company announced in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024 that:

Given our focus on monetization of our user base in 2024, we plan to disaggregate our revenue into additional categories later in the year. We also plan to introduce a new key business metric, Average Revenue Per User (“ARPU”), for certain revenue categories later in 2024. We believe this ARPU measurement best reflects the focus of our management team, and, accordingly, over time we intend to phase out the reporting of estimated MWPM and hours of uploaded videos per day. (p. 26)

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The Company included similar disclosure in its Q1 earnings release dated May 14, 2024. Subsequently, in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, the Company reported ARPU for the first time for Q2 2024, together with historical quarterly ARPU for the preceding three fiscal quarters for comparative purposes. In reporting MWPM for the final time, the Company stated in its Form 10-Q:

As described above, we introduced a new key business metric, ARPU, this quarter that we believe better reflects the focus of our management team given the current stage of our business. Accordingly, this is the last quarter we plan to report estimated MWPM. (p.28)

Similar disclosure is contained with respect to hours of uploaded video per day:

As described above, we introduced a new key business metric, ARPU, this quarter that we believe better reflects the focus of our management team given the current stage of our business. Accordingly, this is the last quarter we plan to report the number of hours of uploaded video per day. (p.29)

The Company thereafter has reported ARPU for Q3 and Q4 2024, and included a quantified discussion of such measures in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 and Annual Report on Form 10-K for the fiscal year ended December 31, 2024. Unlike MWPM and hours of uploaded video per day, the Company believes ARPU best captures the use and monetization of its entire platform, including engagement primarily through advertising, creator sponsorships and subscriptions.

In addition to ARPU, the Company continues to use and report monthly active users (“MAUs”) in its SEC periodic reports, which it has done since its public listing in 2022, and includes a quantified discussion of MAUs in its quarterly MD&A. As stated in the Form 10-K, the Company uses MAUs as a measure of audience engagement to help the Company understand the volume of users engaged with its content on a monthly basis. The Company believes that ARPU together with MAUs best reflect the Company’s ability to attract, retain, engage and monetize its users, and thereby drive revenue, and collectively represent the “limited set of critical variables which presents the pulse of the business” as stated in SEC Release No. 33-10751. The KPI framework of publicly reporting ARPU and monthly active users is consistent with the practices of other media and technology companies (see, e.g., Pinterest, Inc. and Snap Inc.) as well as the expectations of the investment community.

Results of Operations

Revenues, page 46

2.	You state the increase in Audience Monetization revenues was mainly due to higher revenue in subscriptions, tipping fees, licensing, platform hosting and advertising. In addition, you indicate that the increase in Other Initiative revenue was mostly due to more advertising inventory being monetized by your publisher network and an increase in cloud services offered. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Accordingly, please revise to quantify the impact of factors affecting fluctuations in your revenue. In your response, please provide us with a breakdown of revenue for each period presented from each of the products and services noted herein. Additionally, refrain from using terms such as “mostly” and “mainly” in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K, and your response to comment 45 in your May 12, 2022 letter.

Response: The Company acknowledges the Staff’s comments and has made revisions to the disclosure on page 46 of the Form 10-K, as shown below. The Company would propose to include this level of additional detail in future applicable filings, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025.

“Revenues

Revenues increased by $14.5 million to $95.5 million in the year ended December 31, 2024 compared to the year ended December 31, 2023, of which $10.3 million was attributable to an increase in Audience Monetization revenues and $4.2 million was attributable to higher Other Initiatives. The increase in Audience Monetization revenues was due to $8.5 million in subscriptions as well as $1.8 million from tipping fees, licensing, platform hosting, and advertising. The increase in Other Initiative revenue was due to $3.0 million more advertising inventory being monetized by our publisher network and $1.2 million in cloud services offered.”

Notes to the Consolidated Financial Statements

20. Segment and Geographic Information, page F-39

3.	You state that the CODM assesses performance and decides how to allocate resources based on net loss as reported in the consolidated statements of operations. Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources or consider revising.

Response: The Company acknowledges the Staff’s comments and has revised the first paragraph of Note 20, Segment and Geographic Information, on page F-39 of the Form 10-K, as shown below. The Company would propose to include this additional information in future applicable filings, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025.

“20. Segment and Geographic Information

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information presented on a consolidated basis to make decisions regarding how to allocate resources and assess performance. The CODM assesses performance and decides how to allocate resources based on net loss and is reported on the consolidated statements of operations as consolidated net loss. Net loss is used to monitor budget versus actual results in an effort to refine forecasts, control costs, and pricing strategies. The CODM does not evaluate operating segments using asset information.”

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In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Should you have any questions regarding any of the foregoing, please do not hesitate to contact Sean M. Ewen of Willkie Farr & Gallagher LLP, the Company’s legal counsel, at (212) 728-8867.

Very truly yours,

By:	/s/ Sean M. Ewen
Sean M. Ewen, Willkie Farr & Gallagher LLP

cc:	Brandon Alexandroff, Rumble Inc.

Sergey Milyukov, Rumble Inc.

Russell L. Leaf, Willkie Farr & Gallagher LLP